UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. _______)*


                                 ConSyGen, Inc.
           -----------------------------------------------------------
                              (Name of Registrant)

                          Common Stock, $.01 Par Value
           -----------------------------------------------------------
                         (Title of Class of Securities)

                                    21072810
           -----------------------------------------------------------
                                 (CUSIP Number)

                                Robert L. Stewart
                                 ConSyGen, Inc.
 10201 South 51st Street, Suite 140, Phoenix, AZ 85044 Telephone: (602)496-4545
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                September 5, 1996
           -----------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                  SCHEDULE 13D

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CUSIP NO.     21072810                                    PAGE 2 OF 7 PAGES
          -----------------                                    -    -

--------------------------------------------------------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

                                Robert L. Stewart

---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (A) [  ]
                                                                   (B) [  ]

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

                    00       (SEE ITEM 3)

---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                          [  ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OR ORGANIZATION

           ROBERT L. STEWART - UNITED STATES CITIZEN

---------------------------- ----------- ---------------------------------------
                                 7       SOLE VOTING POWER

                                         Robert L. Stewart  7,022,000
         NUMBER OF
                             ----------- ---------------------------------------
          SHARES                 8       SHARED VOTING POWER

       BENEFICIALLY                      Robert L. Stewart  1,000,000
         OWNED BY
                             ----------- ---------------------------------------
           EACH                  9       SOLE DISPOSITIVE POWER

         REPORTING                       Robert L. Stewart  7,022,000
          PERSON
                             ----------- ---------------------------------------
           WITH                  10      SHARED DISPOSITIVE POWER

                                         Robert L. Stewart  1,000,000

---------------------------- ----------- ---------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           Robert L. Stewart 8,022,000

---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                             [  ]

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Robert L. Stewart 59.9%

---------- ---------------------------------------------------------------------
   14      TYPE OR REPORTING PERSON*
                                                                  IN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION








                                  SCHEDULE 13D

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CUSIP NO.      21072810                                   PAGE 3 OF 7 PAGES
          -----------------                                    -    -

--------------------------------------------------------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

                               Trinidad Cranbourne

---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (A) [  ]
                                                                   (B) [  ]

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

                    00       (SEE ITEM 3)

---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                          [  ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OR ORGANIZATION

           TRINIDAD CRANBOURNE - PHILIPPINES CITIZEN

---------------------------- ----------- ---------------------------------------
                                 7       SOLE VOTING POWER

                                         Trinidad Cranbourne  -0-
         NUMBER OF
                             ----------- ---------------------------------------
          SHARES                 8       SHARED VOTING POWER

       BENEFICIALLY                      Trinidad Cranbourne  1,000,000
         OWNED BY
                             ----------- ---------------------------------------
           EACH                  9       SOLE DISPOSITIVE POWER

         REPORTING                       Trinidad Cranbourne  -0-
          PERSON
                             ----------- ---------------------------------------
           WITH                  10      SHARED DISPOSITIVE POWER

                                         Trinidad Cranbourne  1,000,000

---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           Trinidad Cranbourne 1,000,000

---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                             [  ]

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           Trinidad Cranbourne  7.5%

---------- ---------------------------------------------------------------------
   14      TYPE OR REPORTING PERSON*
                                                                  IN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION







ITEM 1.  SECURITY AND ISSUER

Class of Equity Security:                               Common Stock, $.01 par value ("Common Stock")

Name of Issuer:                                         ConSyGen, Inc.

Address of Principal Executive Office
of Issuer:                                              ConSyGen, Inc., 10201 South 51st Street,
                                                        Suite 140, Phoenix, AZ  85044

ITEM 2.  IDENTITY AND BACKGROUND

Name of Reporting Persons On Whose
Behalf This Statement is Filed:                         Robert L. Stewart
                                                        Trinidad Cranbourne

Residence or Business Address:                          Robert L. Stewart
                                                        ConSyGen, Inc., 10201 South 51st Street,
                                                        Suite 140, Phoenix, AZ  85044

                                                        Trinidad Cranbourne
                                                        Apt. #11, B2, Y-Y Mansions
                                                        96 Pokfulum Rd.
                                                        Hong Kong

Principal Occupation:                                   Robert L. Stewart
                                                        Chairman of ConSyGen, Inc.

                                                        Trinidad Cranbourne
                                                        Homemaker

Principal Address of Place
of Employment:                                          Robert L. Stewart
                                                        ConSyGen, Inc., 10201 South 51st Street,
                                                        Suite 140, Phoenix, AZ  85044

                                                        Trinidad Cranbourne - Homemaker

Criminal History:                                       Neither reporting person has during the last five
                                                        years been convicted in a criminal proceeding.

Federal Securities Laws  Violations:                    Neither reporting person has during the last
                                                        five  years  been party to any  proceeding
                                                        pursuant to which  he/she  was enjoined from
                                                        future violations of securities laws.

Citizenship:                                            Robert L. Stewart
                                                        United States of America

                                                        Trinidad Cranbourne
                                                        Philippines


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The reporting persons acquired the securities of the Issuer in connection with an acquisition transaction, pursuant to which the Issuer acquired all of the issued and outstanding stock of a corporation, of which the reporting persons were stockholders. The reporting persons surrendered one share of common stock of the acquired company for each share of Common Stock of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION

Purpose of Acquisition of Securities of the Issuer:

         As described above under Item 3, the securities of the Issuer which are the subject of this Schedule 13D were acquired from the Issuer in connection with a transaction in which the Issuer acquired all of the issued and outstanding capital stock of a corporation, of which the reporting persons were stockholders.

         The reporting person does not have any plans or proposals which would relate to or result in any of the events enumerated in items (a) through (j )of
Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Aggregate number and percentage of securities           Robert L. Stewart 8,022,000 1 (59.9%)
beneficially owned:                                     Trinidad Cranbourne 1,000,000 (7.5%)

Number of shares over which reporting person has sole   Robert L. Stewart 7,022,000
voting power:                                           Trinidad Cranbourne -0-

Number of shares over which reporting person has        Robert L. Stewart 1,000,000
shared power to vote:                                   Trinidad Cranbourne 1,000,000

Number of shares over which reporting person has sole   Robert L. Stewart 7,022,000
power to dispose:                                       Trinidad Cranbourne -0-

Number of shares over which reporting person has        Robert L. Stewart 1,000,000
shared power to dispose:                                Trinidad Cranbourne 1,000,000

Transactions during the last 60 days:

_________________________

1 Includes 1,000,000 shares deemed beneficially owned by Ms. Cranbourne



         Robert L. Stewart made gifts of Common Stock on the following dates and in the following amounts:

         Date of Gift                                   Number of Shares
         ------------                                   ----------------

         October 29, 1996                               100,000
         October 29, 1996                               20,000
         November 13, 1996                              20,000
         December 4, 1996                               2,000
         December 11, 1996                              20,000
         December 11, 1996                              3,000

         The amount of securities reported as beneficially owned by Mr. Stewart reflects the foregoing gifts.

         Ms. Cranbourne has not engaged in any transactions in the Issuer's securities during the last 60 days.

Other persons who have the right to receive dividends or sale proceeds:

         1,000,000 of the shares of Common Stock beneficially owned by each of the reporting persons are held of record by a corporation which the reporting persons control. Other stockholders of such corporation (whose aggregate interest represents less than 5% of the Common Stock) have the right to receive dividends on, and proceeds from the sale of, the shares of Common Stock held by the corporation.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Exhibit  A  -  Agreement   relating  to  filing  of  Joint  Acquisition
Statement, as required by Rule 13d-1(f).


SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


February 4, 1997                            /s/ Robert L. Stewart
----------------                            ----------------------------
Date                                        Robert L. Stewart


January 30, 1997                            /s/ Trinidad Cranbourne
----------------                            ----------------------------
Date                                        Trinidad Cranbourne






                                    EXHIBIT A

                                    AGREEMENT
                      FILING OF JOINT ACQUISITION STATEMENT


         The undersigned Robert L. Stewart and Trinidad Cranbourne do hereby agree that the Schedule 13D to which this Agreement is attached is filed on behalf of each of us.



                                                   /s/ Robert L. Stewart
                                                   --------------------------
                                                   Robert L. Stewart



                                                   /s/ Trinidad Cranbourne
                                                   --------------------------
                                                   Trinidad Cranbourne